Exhibit 7.1
(1 of 2)

PETROLEOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges
(in thousands of pesos)(1)

	2008	2007	2006	2005	2004

Mexican Financial Reporting Standards
Fixed Charges(2):
Interest capitalized in fixed assets	1,057,440	5,350,849	6,996,305	5,540,983	4,841,751
Interest expense	73,883,856	57,847,569	46,099,472	57,146,232	35,437,454

Total interest cost	74,941,296	63,198,418	53,095,777	62,687,215	40,279,205
Total Fixed Charges	74,941,296	63,198,418	53,095,777	62,687,215	40,279,205

Net income	(112,076,444)	(18,307,569)	46,953,205	(82,357,983)	(28,443,617)
Hydrocarbon Income Tax (IRP)	1,582,910	6,030,367	4,914,859	2,135,245	—
Income Tax and Others	8,885,312	3,226,241	4,605,044	3,981,678	2,076,693
Cumulative effect of adoption of new accounting standards	—	—	—	(1,905,868)	(11,679,643)
Profit sharing in subsidiaries and affiliates (income from equity investees)	(1,965,213)	(5,545,054)	(10,073,577)	(8,658,665)	(3,605,792)

Pretax income from continuing operations before income from equity investees	(99,643,009)	(14,596,015)	46,399,531	(86,805,593)	(41,652,359)
Fixed Charges(2):	74,941,296	63,198,418	53,095,777	62,687,215	40,279,205
Amortization of interest capitalized	42,298	214,034	279,852	221,639	193,670
Distribute income of investments shares	2,923,216	3,558,680	5,876,453	5,486,425	1,274,764
Interest capitalized in fixed assets	(1,057,440)	(5,350,849)	(6,996,305)	(5,540,983)	(4,841,751)

Earnings	(22,793,639)	47,024,268	98,655,308	(23,951,297)	(4,746,471)

Amount by which fixed charges exceed earnings	97,734,935	16,174,150		86,638,512	45,025,676
Ratio of earnings to fixed charges			1.8581

(1)	Figures for 2004, 2005 and 2006 are stated in constant pesos as of December 31, 2007. Figures for 2008 are stated in constant pesos as of December 31, 2008.

(2)	These figures do not include rental expense.

Exhibit 7.1
(2 of 2)

PETROLEOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Computation of ratio of earnings to fixed charges
(in thousands of pesos)(1)

	2008	2007	2006	2005	2004

U.S. GAAP
Fixed Charges(2):
Interest capitalized in fixed assets	559,607	7,797,815	8,659,013	6,321,963	5,832,766
Interest expense	74,381,689	55,400,603	44,436,764	56,365,252	34,446,439

Total interest cost	74,941,296	63,198,418	53,095,777	62,687,215	40,279,205
Total Fixed Charges	74,941,296	63,198,418	53,095,777	62,687,215	40,279,205

Net income	(67,765,607)	(32,642,076)	56,722,446	(79,791,073)	(14,515,640)
Hydrocarbon Income Tax (IRP)	1,570,288	5,967,879	4,840,082	2,577,913	—
Income Tax and Others	8,885,312	3,226,241	4,605,044	3,981,678	2,076,693
Cumulative effect of adoption of new accounting standards	—	—	—	(1,905,868)	(11,679,643)
Profit sharing in subsidiaries and affiliates (income from equity investees)	(1,815,570)	(5,791,312)	(7,078,235)	(7,828,486)	(4,360,285)
Minority interest	140,652	6,089	54,789	(1,159,233)	202,773
Pretax income from continuing operations before income from equity investees	(59,266,229)	(29,233,179)	59,144,126	(84,125,069)	(28,276,102)
Fixed Charges(2):	74,941,296	63,198,418	53,095,777	62,687,215	40,279,205
Amortization of interest capitalized	22,384	311,913	346,361	252,879	233,311
Distribute income of investments shares	2,923,216	3,558,680	5,876,453	5,486,425	1,274,764
Interest capitalized in fixed assets	(559,607)	(7,797,815)	(8,659,013)	(6,321,963)	(5,832,766)

Earnings	18,061,060	30,038,017	109,803,704	(22,020,513)	7,678,412

Amount by which fixed charges exceed earnings	56,880,236	33,160,401		84,707,728	32,600,793
Ratio of earnings to fixed charges			2.0680

(1)	Figures for 2004, 2005 and 2006 are stated in constant pesos as of December 31, 2007. Figures for 2008 are stated in constant pesos as of December 31, 2008.

(2)	These figures do not include rental expense.